Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-180470) of Cal-Maine Foods, Inc. pertaining to the Cal-Maine Foods, Inc. KSOP, the Registration Statement (Form S-8 No. 333-184310) pertaining to the Cal-Maine Foods, Inc. 2012 Omnibus Long-Term Incentive Plan and the Shelf Registration Statement (Form S-3 No. 333-227742) of Cal-Maine Foods, Inc. pertaining to the sale of up to 6 million shares of common stock by certain stockholders, of our reports dated July 17, 2020, relating to the consolidated financial statements and financial statement schedules, and the effectiveness of Cal-Maine Foods, Inc. and Subsidiaries’ internal control over financial reporting, which appear in the Annual Report to Stockholders, which is incorporated by reference in this Annual Report on Form 10-K.

/s/ Frost, PLLC

Little Rock, Arkansas
July 17, 2020